MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at November 16, 2009, and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three and six months ended September 30, 2009 as well as the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2009. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada.  The Company’s primary asset is its 49% interest in the Gahcho Kué Project.  The Company entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002, in which De Beers Canada had agreed to carry all costs incurred by the Project.

Under the agreement with De Beers Canada in effect at June 30, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.   Under the 2009 Agreement:
1.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 are reduced and limited to $120 million;
6.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement) (paid August 2009);
•
Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study which was commissioned in August 2009 ($306,573 paid or accrued on behalf of De Beers Canada to September 30, 2009);

•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a Joint Venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated interim financial statements effective July 4, 2009.

Execution of the 2009 Agreement ended the strategic review announced by Mountain Province on June 4, 2008. During the strategic review, Mountain Province explored a number of value-enhancing alternatives and concluded that the interests of Mountain Province shareholders were best served by entering into the 2009 Agreement.

The Company, in conjunction with De Beers Canada, is conducting a definitive feasibility study on the Gahcho Kué Project, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located within the District of MacKenzie in the Northwest Territories.  The Project covers approximately 10,353 acres, and encompasses four mining leases (numbered 4341, 4199, 4200, and 4201) held in trust for the Project owners by the Operator, De Beers Canada.  The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla and 5034 which is further delineated into 5034 North, South, Centre, East and West.  The four kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005.  Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages.  Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review continued through 2007 and 2008. On December 16, 2008, it was reported that the Gahcho Kué Project received a proposal from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gahcho Kué Project.

On September 1, 2009, the Company announced that the Gahcho Kué Joint Venture had appointed JDS Energy and Mining Inc. (“JDS”), an independent engineering firm, to conduct the Gahcho Kué Feasibility Study. The selection of JDS was based on technical, project management and economic merits.  The Feasibility Study, which commenced in August 2009, is expected to take approximately twelve months to complete with a budget of approximately $10 million.

Advanced Exploration

On December 16, 2008, the Company announced that following completion of the 2008 Tuzo bulk sampling program, resource drilling at the Gahcho Kué Project had concluded, that attention would turn to completion of updated geology and resource models, and that the Gahcho Kué Project had retained AMEC Americas Limited (“AMEC”) to produce a NI 43-101 Technical Report updating the Gahcho Kué geology and resource models (see “Updated Resource Estimate - April 2009” below).

Independent Diamond Valuation

On November 17, 2008, the Company announced the results of an independent diamond valuation for the Gahcho Kué Project which was undertaken by WWW International Diamond Consultants Ltd. (“WWW”) at the London offices of the Diamond Trading Company on September 22 and 23, 2008.  Subsequent to the valuation, WWW revised its Price Book and all diamond values presented below are based on the WWW Price Book as at October 13, 2008.

Table 1 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 1
Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543

Table 2 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 2
Models of Average Price (US$/carat)

Kimberlite	Model Price ($/carat)	Minimum Price ($/carat)	High Price ($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86
 (+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices] will certainly be towards the “high” values [highlighted in the right column of Table 4 above]”.

Gahcho Kué Mineral Resource Estimate

The resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a news release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”.  In the news release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué diamond project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003.  The updated resource estimate is summarized as follows in Table 3:

Table 3
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	5.1 1.5	12.2 3.5	14.8 6.2	121 175
Summary	Indicated Inferred	12.4 2.5	30.2 6.0	50.5 10.3	167 173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 price books with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project is now of sufficient quality and level of detail to support a feasibility study.

AMEC concluded that all of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining.  The inferred resources of the Hearne pipe material lying outside of the resource pit shell were, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods.  All the Gahcho Kué kimberlites remain open to depth.

A copy of the full AMEC technical report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine.  On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA").  On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS would be deferred to the fall 2008.

The feasibility study commissioned in August 2009 is expected to impact the final project description and the Project Operator, De Beers Canada, had previously advised the Mackenzie Valley Environmental Impact Review Board that submission of the Gahcho Kué Environmental Impact Statement will be further deferred pending the completion of an updated project description.  No fixed date has been set for completion of the project description.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp., an unrelated third party, in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000.  The Kelvin and Faraday bodies are small blows along a dyke system.  No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Summary of Quarterly Results

2010 Fiscal Year
	Second Quarter September 30, 2009	First Quarter June 30, 2009
Interest income	$2,466	$1,146
Expenses	(907,172)	(329,396)
Net (loss) before tax recovery	(904,706)	(328,250)
Future income tax recovery (restated - see below)	239,747	86,986
Net (loss) income after tax recovery (restated - see below)	(664,959)	(241,264)
Net income (loss) per share (basic) (restated - see below)	(0.01)	(0.00)
Cash flow provided by (used in) operations	117,439	(249.195)
Cash and cash equivalents, end of period	644,269	181,900
Assets	75,462,011	65,557,225
Future income tax liabilities (restated - see below)	5,359,834	5,599,581
Dividends	Nil	Nil

2009 Fiscal Year
	Fourth Quarter March 31, 2009	Third Quarter December 31, 2008	Second Quarter September 30, 2008	First Quarter June 30, 2008
Interest income	$2,755	$10,419	$9,698	$13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Future income tax recovery (restated - note 1 below)	48,302	(30,166)	93.255	111,405
Net (loss) income after tax recovery (restated - see below)	(125,011)	(844,936)	(258,650)	(308,993)
Net income (loss) per share (basic) (restated - see below)	(0.01)	(0.01)	(0.00)	(0.01)
Cash flow used in operations	(212,157)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,734,869	5,704,703	5,797,958
Dividends	Nil	Nil	Nil	Nil

2008 Fiscal Year
	Fourth Quarter March 31, 2008	Third Quarter December 31, 2007	Second Quarter September 30, 2007	First Quarter June 30, 2007
Interest income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	-	-	1,075,420	-
Net (loss) income before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net (loss) income after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

Restatement of Interim Financial Results, and Future Income Tax Recovery

The Company has restated the interim financial statements for the periods starting June 30, 2008 to reflect the correct intra-period reallocation of income tax recovery/provision from the three months ended June 30, 2008, to the three months ended December 31, 2008 and for the three months ended June 30, 2009.  The income tax recovery relates to a portion of previously unrecognized future income tax assets amounting to $111,405 for the three months ended June 30, 2008, $93,255 for the three months ended September 30, 2008, a provision for $30,166 for the three months ended December 31, 2008, and $86,986 for the three months ending June 30, 2009.

The effects of the restatement are summarized in the following table:
	June 2008 3 months	September 2008 3 months	September 2008 6 months	December 2008 3 months	December 2008 9 months	June 2009 3 months
Income Statement
Future income tax recovery - originally reported	$-	$-	$-	$-	$-	$-
Future income tax recovery - revised	$111,405	$93,255	$204,660	$(30,166)	$174,494	$86,986
Net loss - originally reported	$420,398	$351,905	$772,303	$814,770	$1,587,073	$328,250
Net loss - revised	$308,993	$258,650	$567,643	$844,936	$1,412,579	$241,264
Net loss per share - originally reported	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Net loss per share - revised	$(0.01)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.00)

	June 2008		September 2008		December 2008	June 2009
Balance Sheet
Future income tax liability - originally reported	$5,909,363		$5,909,363		$5,909,363	$5,686,567
Future income tax liability - revised	$5,797,958		$5,704,703		$5,734,869	$5,599,581
Deficit - originally reported	$26,338,548		$26,690,453		$27,505,223	$27,783,990
Deficit - revised	$26,227,143		$26,485,793		$27,330,729	$27,697,004

There is no impact on the Company’s Statement of Cash Flows.

Three Months Ended September 30, 2009

The Company’s net loss before income tax recovery for the three months ended September 30, 2009 was $904,706 compared with a net loss before income tax recovery of $351,905 for the three months ended September 30, 2008.

Operating expenses were $907,172 for the quarter compared to $361,603 for the comparative quarter of the prior year.  The increase is attributed to increased administration costs for the quarter for legal and audit-related fees, regulatory and listing fees, and other administrative expenses.  As well, the Company recorded its proportionate share of costs of the Gahcho Kué joint venture in the quarter which included accretion on the project’s asset retirement obligation, and depreciation on the project’s fixed assets.

The revised and restated Joint Venture Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a Joint Venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated interim financial statements effective July 4, 2009.

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the Gahcho Kué Project:

Results of Operations	Three months ended September 30, 2009	Six months ended September 30, 2009
Revenues	$-	$-
Expenses	323,204	323,204
Proportionate share of net loss	$323,204	$323,204

Cash Flows	Three months ended September 30, 2009	Six months ended September 30, 2009
Cash flow - operating activities	$-	$-
Cash flow - financing activities	-	-
Cash flow - investing activities	-	-
Proportionate share of change in cash and cash equivalents	$-	$-

Financial Position	September 30, 2009
Current assets	$39,987
Long-term assets	65,068,783
Current liabilities	(425,775)
Long-term liabilities	(5,255,432)
Proportionate share of net assets	$59,427,563

Six Months Ended September 30, 2009

The Company’s net loss before income tax recovery for the six months ended September 30, 2009 was $1,232,956 compared with a net loss before income tax recovery of $772,303 for the six months ended September 30, 2008.

Operating expenses were $1,236,568 for the six months compared to $795,911 for the comparative quarter of the prior year.  The increase is attributed to increased legal and audit-related fees, promotion and investor relations costs, and other administrative costs and the Company’s proportionate share of costs for the Gahcho Kué joint venture.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $3,231,327 at September 30, 2009 ($799,425 at September 30, 2008), and cash and short-term investments of $4,198,198 ($767,559 at September 30, 2008).  The short-term investments are guaranteed investment certificates held with a major Canadian financial bank, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at either September 30, 2009 or September 30, 2008, other than its contribution payable for the joint venture with De Beers - most of which is contingent on certain events occurring such as a decision to build the mine, receipt of permitting, and production.  (See “Overall Performance” section above).

Since June 30, 2008, global economic conditions and financial markets experienced significant weakness and volatility with indications of strength and stabilization in the last six months.

The Company has incurred losses in the six months ended September 30, 2009 amounting to $906,223, incurred negative cash flow from operations of $131,756, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $4,198,198 of cash and short-term investments at September 30, 2009, the Company has sufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project for approximately four months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

On August 4, 2009, the Company announced that it had completed a non-brokered private placement.  An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4.5 million. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.  Net proceeds from the private placement are being used to support the development of the Gahcho Kué diamond project, and for general corporate purposes.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

During the six months, the Company received $600,360 by issuing 365,365 shares upon the exercise of stock options.  During the six months ended September 30, 2008, the Company received $34,502 by issuing 61,500 shares upon the exercise of various stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its interest in the Gahcho Kué Joint Venture for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Joint Venture represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.

The Company expenses all stock-based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Accounting Policies, New and Future Accounting Policy Changes:

Accounting Policy

(a)       Asset Retirement Obligation

The Company recognizes the fair value of liabilities for its interest in the asset retirement obligation of the Gahcho Kué Project in the period in which such an obligation occurs and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle the estimated obligation, estimated expected timing of cash flow payments required to settle the obligation and estimated credit-adjusted risk-free discount rates and inflation rates.

New Accounting Policies

(b)       Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the   Company adopted new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  There is no impact of this accounting standard on the Company’s consolidated financial statements.

Future Accounting Policy Changes

(c)       Business Combinations, Consolidated Financial Statements, Non-Controlling Interests and Comprehensive Revaluation of Assets and Liabilities

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, Section 1602 “Non-Controlling Interests” and Section 1625 “Comprehensive Revaluation of Assets and Liabilities”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.  Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1625, “Comprehensive Revaluation of Assets and Liabilities” is amended as a result of Sections 1582, 1601 and 1602, and applies prospectively.

Sections 1582, 1601, 1602, and 1625 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011.  Sections 1601, 1602 and 1625 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

(d)       International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 would be the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.

The Company has begun assessing the adoption of IFRS for 2012, and the identification of the new standards and their impact on financial reporting. Management has analyzed existing financial reporting, prepared a preliminary assessment of the potential impact the new standards will have on the Company and developed a changeover plan. The Company believes that impairment of assets, joint venture accounting, exploration and development costs, asset retirement obligations, stock-based compensation, and income taxes will impact the statements, but has not yet determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.   The President and CEO’s consulting agreement was amended in August 2009 to increase his annual remuneration to $200,000, and to include the grant of 300,000 stock options, and to provide for future performance bonuses.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM.  On September 30, 2009, there were 63,297,746 shares issued and 934,635 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013.  Mr. Evans’ options vested October 2, 2009 and increase the number of options outstanding to 1,234,635.

As at November 16, 2009, there are 63,297,746 shares issued and 1,234,635 stock options outstanding expiring at various times between October 1, 2009 and August 24, 2014.  There are also 1,500,000 warrants outstanding with an exercise price of $2.00 per warrant, and which expire February 5, 2011, as a result of the Company’s private placement which closed on August 4, 2009.

On September 10, 2009, at the Company’s annual and special meeting, the shareholders approved the amended stock option plan which is a “rolling stock option plan’ in that the maximum number of shares that may be reserved for issuance under the plan will be 10% of the Company’s issued and outstanding shares at the time of the grant.  Currently, and at September 30, 2009, the total number of shares that could be issued under the plan is 6,309,774.  Of this, at September 30, 2009, there were 934,635 options granted, with another 300,000 options granted to the President and CEO after regulatory approval of the amended stock option plan - received October 2, 2009.

The amended stock option plan also provided for cashless exercise of options in the event of a bona fide offer for common shares of the Company made to the holder of options, or to shareholders of the Company, or to a class of shareholders which includes the option holders, which, if accepted in whole or in part, results in the offeror having control of the Company.

Finally, the amended stock option plan made provisions for amendments not requiring shareholder approval including, but not limited to, amendments of a “housekeeping” nature, amendments with respect to the administration of the plan, and amendments required by regulators or stock exchanges to which the Company is subject.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the quarter ended September 30, 2009, the Company determined that it had not correctly allocated its intra-period income tax recovery/provisions to each of its quarters of June 30, 2008, September 30, 2008, December 31, 2008 and June 30, 2009.  The Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness in internal controls as a result of this determination, and they have taken immediate steps to resolve this weakness by gaining the appropriate knowledge and modifying the internal control systems accordingly, effective with the interim reporting for this quarter ended September 30, 2009.

OUTLOOK

During fiscal 2010, the Company plans to continue the development and permitting of the Gahcho Kué Project in conjunction with its partner, De Beers Canada.  Specifically, in August 2009, the Company and De Beers Canada entered into an agreement with JDS Energy and Mining Inc. for a definitive feasibility study to be done for the Gahcho Kué Project.  This project is expected to take about a year to complete.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO

November 16, 2009